United States securities and exchange commission logo





                             June 23, 2021

       Paul W. Orban
       Executive Vice President and Chief Financial Officer
       DISH DBS Corporation
       9601 South Meridian Boulevard
       Englewood, CO 80112

                                                        Re: DISH DBS
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 15, 2021
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2021
                                                            Filed May 4, 2021
                                                            File No. 333-3192

       Dear Mr. Orban:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended March 31, 2021

       Financial Statements
       Note 10. Financial Information for Subsidiary Guarantors, page 29

   1. Please describe for us how your disclosures comply with the non-financial disclosure requirements in Rule
13-01(a)(1)     (3) of Regulation S-X as it relates to your subsidiary
                                                        guarantors and
registered guaranteed securities. In addition, please file Exhibit 22 or explain why this
exhibit is not required. Refer to Item 601(b)(22) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul W. Orban
DISH DBS Corporation
June 23, 2021
Page 2

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 with any questions. If you require further assistance, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Larry Spirgel,
Office Chief, at (202) 551-3815.



FirstName LastNamePaul W. Orban                           Sincerely,
Comapany NameDISH DBS Corporation
                                                          Division of
Corporation Finance
June 23, 2021 Page 2                                      Office of Technology
FirstName LastName